Exhibit (d)(i)(2)

EXHIBIT A

To the Advisory Agreement

Between SSGA Funds Management, Inc. and SSGA Master Trust

As consideration for the Adviser’s services to each of the following Fund, the Adviser shall receive from the Fund a unitary fee, accrued daily at the rate of 1/365th of the fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Fund’s average daily net assets during the month.

The Adviser will pay all of the expenses of the Fund below except for the advisory fee, amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, acquired fund fees and expenses, brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel fees), litigation expenses and other extraordinary expenses.

Fund	Annual % of average daily net assets
Blackstone/GSO Senior Loan Portfolio	0.30%

Dated: May 7, 2018